UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Fording Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    345426100
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                December 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as previously amended (the "Statement") originally filed by Ontario Teachers' Pension Plan Board ("Teachers") with the Securities and Exchange Commission on October 21, 2002, relating to the common shares, no par value (the "Common Shares"), of Fording Inc., a Canadian corporation (the "Company"). Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Statement.

Item 4.        Purpose of the Transaction.
               --------------------------

        Item 4 is hereby amended and supplemented by adding thereto the following additional text:

        On December 18, 2002, the Bidder amended the terms of its pending offer under Canadian law to purchase all of the outstanding Common Shares and filed a Notice of Variation and a restated Offer to Purchase, dated December 16, 2002 (the "restated Offer to Purchase") and related documents, with the Ontario Securities Commission. The offer is being varied by, among other things: (i) increasing the cash consideration offered for each Common Share from Cdn.$29.00 to Cdn.$35.00 and making the cash consideration subject to proration, (ii) adding, as options available to shareholders for the consideration offered for each Common Share, one exchange right exchangeable into one unit of the Canadian Coal Trust, subject to proration, or a combination of cash and exchange rights, subject to proration, and (iii) adding certain new conditions.

        Simultaneously with such filing, pursuant to Rule 14d-1(b) under the Securities Exchange Act of 1934, the Bidder filed with the Securities and Exchange Commission an amendment ("Amendment No. 1") to its Tender Offer Statement on Schedule 14D-1F (as amended by Amendment No. 1 thereto, the "Schedule 14D-1F/A"), including the restated Offer to Purchase and the other disclosure documents required to be delivered to holders of the Common Shares by the Bidder pursuant to applicable law and the exhibits required to be filed as a part thereof.

        The Schedule 14D-1F/A, including the restated Offer to Purchase and the other disclosure documents required to be delivered to holders of the Common Shares by the Bidder pursuant to applicable law, and the exhibits required to be filed as a part thereof, are hereby incorporated by reference herein to the extent that they describe any plans or proposals that relate to or that would result in the occurrence of any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:  December 20, 2002

                                ONTARIO TEACHERS' PENSION PLAN
                                BOARD, an Ontario, Canada corporation


                                By: /s/ Claude Lamoureux
                                    ---------------------------------------
                                      Name: Claude Lamoureux
                                      Title: President & Chief Executive Officer